
07069631


SEC MAIL PROCESSING
RECEIVED
JUN 29 2007
WASH, D.C.
160
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ________________ to ________________

Commission file number 33-77420

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

QCR Holdings
401(k)/Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QCR Holdings, Inc.
3551 Seventh Street, Suite 204
Moline, Illinois 61265

REQUIRED INFORMATION

The QCR Holdings 401(k)/Profit Sharing Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Accordingly, the financial statements prepared in accordance with ERISA are provided as Exhibit 99.1 to this Form 11-K.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

QCR HOLDINGS
401(k)/PROFIT SHARING PLAN

Date: June 27, 2007

By: 
Shellee R. Showalter

QCR HOLDINGS, INC. 401(k)/PROFIT SHARING PLAN

EXHIBIT INDEX
TO
ANNUAL REPORT ON FORM 11-K

Exhibit No.	Description
23.1	Consent of Clifton Gunderson LLP
99.1	Financial Statements

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-77420 on Form S-8 of our report dated June 27, 2007 appearing in this Annual Report on Form 11-K of QCR Holdings, Inc. 401(k) Profit Sharing Plan.

Clifton Gunderson LLP

Peoria, Illinois

June 27, 2007

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
Moline, Illinois

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION
December 31, 2006 and 2005



Clifton Gunderson LLP
Certified Public Accountants & Consultants

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Plan Committee
QCR Holdings, Inc.
401(k) Profit Sharing Plan
Moline, Illinois

We have audited the accompanying statements of net assets available for benefits of QCR Holdings, Inc. 401(k) Profit Sharing Plan ("Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Peoria, Illinois
June 27, 2007

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments at fair value	$ 13,976,697	$ 11,069,570
Receivables:		
Employer contributions	699,377	647,635
Participant contributions	-	5,534
Other	10,117	5,295
Total receivables	709,494	658,464
TOTAL ASSETS	14,686,191	11,728,034
LIABILITIES		
Other	4,953	3,692
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,681,238	11,724,342
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,280	6,860
NET ASSETS AVAILABLE FOR BENEFITS	$ 14,690,518	$ 11,731,202

These financial statements should be read only in connection with the accompanying notes to financial statements.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS TO NET ASSETS ATTRIBUTED TO		
Investment income:		
Net appreciation in fair value of investments	$ 837,368	$ 555,113
Contributions:		
Employer	699,377	647,635
Participant	1,507,852	1,145,341
Rollover	271,186	181,293
	2,478,415	1,974,269
Total additions	3,315,783	2,529,382
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO		
Benefits paid to participants	316,527	132,348
Administration fees	39,940	15,664
Total deductions	356,467	148,012
NET INCREASE	2,959,316	2,381,370
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	11,731,202	9,349,832
End of year	$ 14,690,518	$ 11,731,202

These financial statements should be read only in connection with the accompanying notes to financial statements.

**QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005**

NOTE 1 - PLAN DESCRIPTION

The following description of the QCR Holdings, Inc. 401(k) Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of QCR Holdings, Inc., Quad City Bank and Trust Company, Quad City Bancard, Inc., Cedar Rapids Bank and Trust Company, Rockford Bank and Trust Company, and M2 Lease Funds, LLC (collectively referred to as "Company") who are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Participants may contribute up to 100 percent of their eligible pre-tax compensation in the form of a salary reduction, subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes matching contributions equal to 100 percent of the first 3 percent of the participant's contribution and 50 percent of the next 3 percent. The Company's profit sharing contribution to the Plan is discretionary and is determined annually by the Board of Directors. The Company's discretionary profit sharing contributions for the years ended December 31, 2006 and 2005 were $52,300 and $90,197, respectively. Participants must complete 1,000 hours of service during the plan year to be eligible to receive the profit sharing contribution. Additionally, participants must be actively employed on the last day of the Plan year or have terminated employment due to death, disability, or retirement in order to receive matching or profit sharing contributions.

Participant Accounts

Each participant's account is credited with the participant's contributions and the Company's matching contribution, and allocations of the Company's discretionary profit sharing contribution, the nonvested profit sharing portion of terminated participants' accounts (forfeitures), and Plan earnings. Allocations of the Company's profit sharing contribution and forfeitures are based on participant eligible wages. Allocations of Plan earnings are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants were able to select from various investments, including mutual funds, a guaranteed investment contract (GIC), and QCR Holdings, Inc. stock at both December 31, 2006 and 2005. All contributions are allocated according to the participants' investment directions.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 1 - PLAN DESCRIPTION (CONTINUED)

Vesting

Participants are immediately vested in their voluntary contributions and actual earnings thereon. Vesting in the Company's matching contribution, discretionary profit sharing contribution, and earnings thereon is based on years of service. The participant is fully vested after five years of credited service from the date of employment.

Participant Loans

The Plan allows eligible participants to borrow up to the lesser of one-half of their vested balance or $50,000 from the Plan. Under the terms of this provision, borrowings are subject to certain limitations, including a minimum borrowing of $1,000 and a maximum term of five years or a reasonable period of time, which may exceed five years for loans used to acquire a principal residence. Interest rates are fixed at prime rate plus 2 percent at the loan inception date. Principal and interest is paid through payroll deductions.

Payment of Benefits

On termination of service due to death, retirement, or disability, participants or their beneficiaries may elect either a lump-sum payment equal to the value of their account or monthly installments over a period not to exceed their life expectancy. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures

The Company may elect to have forfeitures of terminated participants' nonvested employer match portions and profit sharing portions of their accounts used to reduce future Company matching and profit sharing contributions. Forfeitures in the amount of $33,499 were used to reduce Company matching or profit sharing contributions or were otherwise reallocated to participants for the year ended December 31, 2006. There were no forfeitures used during the year ended December 31, 2005. Unallocated forfeitures as of December 31, 2005 were $33,499. There were no unallocated forfeitures as of December 31, 2006.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value as stated in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans ("FSP"). Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and, thus, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as required by the FSP. The FSP was adopted by the Plan as of December 31, 2006. However, the FSP was retroactively applied to the Statements of Net Assets Available for Benefits as of December 31, 2005. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates in Preparing Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at fair value. Participant loans are stated at the outstanding principal balance, which approximates fair value. Shares of mutual funds and Company common stock are valued at quoted market prices. Individual assets of the synthetic investment contract are valued at representative quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date, if applicable.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Administrative and operating expenses are paid by the Plan's sponsor.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 3 - INVESTMENTS

The fair value of individual investments that represents 5 percent or more of the Plan's net assets as of December 31, 2006 and 2005 is as follows:

	2006	2005
Common stock, QCR Holdings, Inc.	$ 2,868,055	$ 2,905,737
Allianz CCM Mid-Cap Fund - Instl	1,332,804	1,325,134
Amer Funds AMCAP Fund R5	1,571,128	1,261,724
Amer Funds EuroPacific Growth R5	1,175,386	723,330
PIMCO Total Return Fund - Instl	1,110,446	892,423
T. Rowe Price Mid-Cap Value Fund	1,165,447	790,753
Vanguard Index 500 Fund - Admr	1,468,337	1,221,475
Vanguard Windsor II Fund - Admr	760,299	<5 percent

Investment income is comprised of realized and unrealized gains (losses) as follows for the years ended December 31:

	2006	2005
Mutual Fund gains	$ 1,144,720	$ 820,892
Stock losses	(307,352)	(265,779)
Net appreciation in the fair value of investments	$ 837,368	$ 555,113

The Plan has an investment in a fund at December 31, 2006, MetLife Stable Value Fund, that is a synthetic GIC issued by Metropolitan Life Insurance Company (MetLife), which is reported in the financial statements at contract value because it is fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The ratings of the GIC as of December 31, 2006 were Aa2 from Moody's Investors and AA from Standard & Poor's. The fair value and contract value as of December 31, 2006 and 2005 are as follows:

	2006	2005
Total fair value	$ 567,082	$ 450,934
Total contract value	576,362	457,794
Fair value of benefit responsive feature	3,725	2,986

NOTE 3 - INVESTMENTS (CONTINUED)

To calculate performance based on actual earnings on the last day of the Plan year, income earned by the fund's assets on the last day of the Plan year is divided by the fair value of all the fund's assets (market value spot yield). To calculate performance based on the interest rate credited to the participants on the last day of the Plan year, the fund's interest distributed to Plan participants on the last day of the Plan year is divided by the fair value of all of the fund's assets (book value spot yield). These average yields of the GIC are as follows:

	2006	2005
Yield based on actual earnings	4.51%	4.90%
Yield based on interest rate credited to participants	4.33	4.33

The crediting interest rate is based on a formula agreed upon with MetLife and is reset quarterly, but cannot be less than zero.

NOTE 4 - WRAP CONTRACTS

A wrap contract is an agreement by another party, such as a bank or insurer, to make payments to the fund in certain circumstances. Wrap contracts are designed to allow a stable value fund, such as the MetLife Stable Value Fund, to protect the fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted.

The Plan's trustee generally purchases wrap contracts from issuers rated in the top three long-term categories (A- or the equivalent and above) by any one of the nationally recognized statistical rating organizations. The Trustee expects a substantial percentage (up to 99 percent) of the fund's assets to be covered by wrap contracts, although they may change this target from time to time. Assets not covered by wrap contracts will generally be invested in money market instruments and cash equivalents to provide necessary liquidity for participant withdrawals and exchanges.

Wrap contracts accrue interest using the crediting rate formula. This formula is used to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration. The crediting rate is the discount rate that equates that estimated future market value with the fund's current contract value. Crediting rates are reset quarterly. The wrap contracts provide a guarantee that the crediting rate will not fall below 0 percent.

NOTE 4 - WRAP CONTRACTS (CONTINUED)

The crediting rate, and hence the fund's return, may be affected by many factors, including purchases and redemptions by shareholders. The precise impact on the fund depends on whether the market value of the covered assets is higher or lower than the contract value of those assets. If the market value of the covered assets is higher than their contract value, the crediting rate will ordinarily be higher than the yield of the covered assets. Under these circumstances, cash from new investors will tend to lower the crediting rate and the fund's return, and redemptions by existing shareholders will tend to increase the crediting rate and the fund's return.

If the market value of the covered assets is lower than their contract value, the crediting rate will ordinarily be lower than the yield of the covered assets. When market value is lower than contract value, the fund will have, for example, less than $10.00 in cash and bonds for every $10.00 in NAV. Under these circumstances, cash from new investors will tend to increase the market value attributed to the covered assets and to increase the crediting rate and the fund's return. Redemptions by existing shareholders will have the opposite effect, and will tend to reduce the market value attributed to remaining covered assets and to reduce the crediting rate and the fund's return. Generally, the market value of covered assets will tend to be higher than contract value after interest rates have fallen due to higher bond prices. Conversely, the market value of covered assets will tend to be lower than their contract value after interest rates have risen due to lower bond prices.

If the fund experiences significant redemptions when the market value is below the contract value, the fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the fund's yield could be reduced to zero. If redemptions continued thereafter, the fund might have insufficient assets to meet redemption requests, at which point the fund would require payments from the wrap issuer to pay further shareholder redemptions.

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the plan). However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include:

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 4 - WRAP CONTRACTS (CONTINUED)

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC.
- The establishment of a defined contribution plan that competes with the Plan for employee contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the Plan sponsor.
- Any communication given to participants by the Plan sponsor or any other Plan fiduciary that is designed to induce or influence participants not to invest in the fund or to transfer assets out of the fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the fund directly to a competing option.

At this time, the occurrence of any of these events is not probable.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of the Company's stock. This would qualify as a party-in-interest transaction.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become 100 percent vested and shall be distributed to the participants or their beneficiaries.

NOTE 7 - TAX STATUS

The Internal Revenue Service has determined in a letter dated July 13, 1995 that the Plan and the trust are designed in accordance with applicable portions of Section 401(a) of the Internal Revenue Code. Although the Plan has been amended since receiving this determination letter, the Plan administrator believes that the Plan, as amended, continues to qualify under the applicable sections of the Internal Revenue Code.

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 and 2005

NOTE 8 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 9 - RECLASSIFICATIONS

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation. Such reclassifications had no effect on the net increase in net assets available for benefits.

NOTE 10 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2006 to Form 5500.

Net assets available for benefits per the financial statements	$ 14,690,518
Less adjustment from contract value to fair value	(9,280)
Net assets available for benefits per the Form 5500	**$ 14,681,238**

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2006 to Form 5500.

Net increase in net assets available for benefits per the financial statements	$ 2,959,316
Less adjustment from contract value to fair value	(9,280)
Net increase in net assets available for benefits per the Form 5500	**$ 2,950,036**

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

QCR HOLDINGS, INC.
401(k) PROFIT SHARING PLAN
EIN: 42-1397595
PLAN NUMBER: 001
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

(a) Party-in-Interest Identification	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
*	Common stock, QCR Holdings, Inc.	Stock	**	$ 2,868,055
	Allianz CCM Mid-Cap Fund - Instl	Mutual Fund	**	1,332,804
	Amer Funds AMCAP Fund R5	Mutual Fund	**	1,571,128
	Amer Funds Capital World Growth & Inc. R5	Mutual Fund	**	298,992
	Amer Funds EuroPacific Growth R5	Mutual Fund	**	1,175,386
	Columbia Acorn Fund	Mutual Fund	**	321,693
	Franklin Balance Sheet Investment Fund	Mutual Fund	**	619,865
	PIMCO Total Return Fund - A	Mutual Fund	**	4
	PIMCO Total Return Fund - Instl	Mutual Fund	**	1,110,446
	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	**	1,165,447
	Vanguard Index 500 Fund - Admr	Mutual Fund	**	1,468,337
	Vanguard Target Retirement Income Fund	Mutual Fund	**	20,335
	Vanguard Target Retirement 2005 Fund	Mutual Fund	**	8,716
	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	108,224
	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	198,689
	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	11,574
	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	59,070
	Vanguard Total Stock Market Index Fund	Mutual Fund	**	112,364
	Vanguard Windsor II Fund - Admr	Mutual Fund	**	760,299
	MetLife Stable Value Fund	GIC	**	576,362
	Howe Barnes Cash	Money Market	**	16,009
	MG Trust cash	Money Market	**	50,374
	Participant loans	Participant loans - 5.00 to 9.25% - various due dates	**	131,804
TOTAL				$13,985,977

* A party-in-interest as defined by ERISA.
** Not applicable for participant-directed investments.

END